INVEST IN **NAVISYO**

A 'breath of fresh air' for the boating world and world travelers


navisyo

navisyogroup.com Miami Beach FL

Technology | 500 Startups | Social Impact | Marketplace | Social

LEAD INVESTOR



Jonathan Tolentino Bareng

I invested in Navisyo because of its clear mission and rich vision of helping to empower and inspire the world of travel to become a safer and better place, reliving its passion of changing the financial lives of a community, and leave behind a legacy that this world can be proud of. The unprecedented change caused by the Covid pandemic has brought the world to restructure the hospitality and boating industry, driving the traditional business approach to become out of date. With this platform's innovative business approach, people from all walks of life all over the world can now experience the waters through voyages, floatels, and events at a very reasonable price. Navisyo's unique platform promises a personalized approach to travelers which makes it so unique and more marketable compared to its competitors. The management team behind Navisyo, headed by its CEO and Founder, Mr. Alexander Michaels(whom I have interviewed personally) has the right set of skills, drive, experience, and temperament to grow and scale up this business to its highest potential. And these are just a few of the many reasons why I invested in Navisyo!

Invested $30,000 this round & $35,000 previously

Highlights

1. In 6 months - Navisyo successfully raised over $1,070,000 during its first seed round on Wefunder
2. Over 1,200+ Investors from 50 countries around the world have backed Navisyo on Wefunder
3. Year 1 of operation scheduled to begin in Q1 2022 Navisyo projects gross annual revenue of $1.4M+ (not guaranteed)
4. The technology is LIVE in pilot territories with 250+ boat offers in Spain & Greece
5. ALL offers have been verified on site by Navisyo's Onboarding Team - "WE KNOW OUR BOAT OWNERS"
6. Navisyo rewards all of its users by sharing company revenues with its open source community
7. Recreational boating is expected to grow from $26.7 billion to $33.8 billion by 2027

Our Team



Alexander Michaels Founder

Alexander is a sought after "game changer" resource. His focus is a force multiplier with identifying revenue streams and bringing them to critical mass. He pulls from his broad international business background and Marketing experience.

Navisyo is not just another project. It was born out of a passion for the seas and fueled by the sincere desire to make the world a more enjoyable, healthier and safer place. We also believe in an environment-friendly approach to business by giving back to the marine world and its communities.

Navisyo is not just another project. It was born out of a passion for the seas and fueled by the sincere desire to make the world a more enjoyable, healthier and safer place. We also believe in an environment-friendly approach to business by giving back to the marine world and its communities.



Lucie Nightingale Project Manager & Partner

By the age of 25 years old, Lucie had already traveled to more than 50 countries & booked over a thousand stays. Her role, as Project Manager, is to oversee functionalities and to continually improve the user experience within the Navisyo market.



Patrick Moyal Chief Financial Advisor

After having recently sold a successful accounting firm, in South Florida, with 40+ years experience in the financial world, Patrick is now full time with Navisyo. His mission is to help steer the company towards a successful IPO.



David Aldrich Country Manager for North America

David is a marine industry professional specializing in the North American market. David possesses a wealth of experience and solid contacts with other professionals in the industry. He is passionate about all aspects of business development.



Gunars Grundstoks Chief Technical Officer

With over a decade of experience in IT project management, Gunars has successfully managed

multidisciplinary project teams through all phases of the web-mobile-project development life cycle.



Evija Pliruma Development Team Lead

Evija has 10+ years of experience as a Project Manager, leading teams of developers and multiple designers. She took over the Navisyo project development, quickly diving into all aspects of the projects.



Seth Schlessel Attorney / Legal Counsel

Experienced attorney specialized in helping startup companies set sail. Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help Navisyo grow.



Liliana Pham Creative Director

Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company. She is a dedicated and dynamic designer creating inspiring designs.



Roberto Lauria Vice President Travel Publicist

Roberto Lauria comes from a multicultural background and he has worked for numerous large professional organizations, in the technology and tourism sector. Roberto is fluent in German, English, Greek and Italian.



Florencia Pugliese Onboarding Senior Executive Spain

Florencia is from Argentina. As the Senior Onboarding Executive attached to the Balearic Islands in Spain, she is in charge of overseeing and supporting all of the boat owners' onboarding process within her assigned territory.



Matias Stellisano Onboarding Team Member & Photographer Spain

Born in Argentina of Italian decent, Matias Stellisano is part of the Onboarding team as the Photographer & Videographer. His primary mission is to capture our passion for boats through his photos, creating the best visual content possible.



Maria Vafeidou Onboarding Senior Executive Greece & Italy

With more than 10 years of solid work experience in customer service and 3 years in managerial positions in companies such as TUI, the world' leader in the travel tour industry, Maria brings a series of talents to Navisyo's Onboarding Team.

Navisyo - The Story


Ready for your next trip?
navisyo
Authentic Experiences on the water

A Breath of Fresh Air for the boating world

Navisyo is the first, online community-based booking platform, to initiate authentic recreational boating experiences - by connecting certified boat owners with new world travelers, all while allocating life-time commission based royalties to all of its users and participants. Each and every offers on Navisyo has been verified by an on-site onboarding team member. At Navisyo, we know our boat owners!

Just imagine... a revenue-sharing 'Airbnb' for the boating world!


What Navisyo does?
2. Boat Owners are struggling to upkeep their costly passion.
4. Here is where Navisyo steps in.
We connect Boat Owners and Travelers through our online platform.
1. Thousands of moored boats stand in ports.
3. Travelers are now yearning for authentic experiences.



A financial ecosystem connecting boat owners with new world travelers

Navisyo's founder Alexander Michael discovered that there are thousands of boaters around the world who are struggling with the upkeep of their costly passion. He figured they would welcome the opportunity to turn their unique lifestyles into a sustainable income.

THE PROBLEM

Boating Has Been Historically Expensive and Exclusive

For many, boating experiences are stifled by impersonal online chartering platforms that charge high service fees for random, generic, and overpriced boat offers asit often doesnot include all extra fees. With Navisyo, travelers have control of their offers with on-site verification of boat hosts.

Travelers

- Impersonal online chartering platforms with high service fees
- Random, generic and overpriced boat offers
- Misperception – the recreational boating world is for the 'rich and famous'
- No on-site verification of boat hosts and control of offers

Likewise, many boat owners need to offset the high costs of their underutilized boats, but other faceless online chartering platforms provide no field assistance and support

Boat Owners

- High costs of owning a boat
- Underutilized boats
- Not business savvy - lack of marketing and sales expertise
- Faceless online chartering platforms providing no field assistance and support
- No hosting support and services from marinas

The Covid-19 crisis has disrupted many aspects of the world economy. While we know that the leisure travel segments will never disappear, to remain successful, future travel trends will have to be adapted to the wants and needs of this new world.

The recreational boating industry will now need innovative and customized solutions to remedy the financial crisis they have experienced and will continue facing.

THE SOLUTION

The Navisyo Ecosystem - A Revenue Sharing Booking Platform

Navisyo is dedicated to connecting boat owners with new world travelers by offering affordable and authentic Floatel stays, Voyages and Events on the water, through an innovative online open source booking platform.

Our vision is grand - to unite, share, and prosper together in making boating affordable and accessible. With this comes a great responsibility for transparency, authenticity, integrity, and humility.


Your exciting journey starts
at navisyo.com
navisyo
Ready for
your next trip?
Our locations



Travelers

- Authentic and affordable boat offers
- Trusted community members - sharing real-life boating experiences
- Passive income per referred booking - lifetime and transferable
- On-site boat host verification and assistance before on-line approval
- Additional on-site safety and security in collaboration with marina partners

Boat Owners

- Sustainable income from an open source community
- Expert field assistance for boat offer optimization
- Guest on-line commitment to marina rules and regulations
- High quality hosting services provided by marina partners

Marinas

- Sustainable revenue stream - commissions on all boat host bookings
- Collaborations and management support for the marina and its community
- Higher traffic – increased boat host bookings
- Global exposure – online and offline
- Increased security and safety – online member identity verifications
- Transparent operations – access to boat owner/traveler profiles and bookings
- Uniformed code of conduct and communication of marina standards of excellence
- Field assistance in marina hosting services to best cater to travelers and boat owners

Window of Opportunity

- Safer, healthier and more isolated post-pandemic travel options
- Customized solutions for all participants
- Marine conservation - financial support and educational initiatives


We are live
with 250+ offers
Earn additional income as a Boat owner or book your dream holiday as a Traveler
www.navisyo.com

The Navisyo platform will allow the world to sign up for free and join the dynamic and trusted Navisyo community. New community members will then be able to search for or post budget-friendly boat offers through three distinguishable options:


Search and choose between three offer options
Floatel
Voyage
Event


Overnight stays
in the cabin
Trips to the islands
or between cities
Celebrations
on the water

- **Floatel** (entire boat or cabin accommodations) in selected marinas, private docks, or moorings around the world - with or without the boat owners on board.
- **Voyage** opportunities to share an authentic, overnight journey with the boat owners from Point A to Point B on all types of waterways, in addition to daytime experiences on the water.
- **Event** spaces on a boat for private or corporate celebrations as a fun alternative to standard venues.


1.
sign up
for free
2.
search
or post offer
3.
review
listings
4.
choose
from options
5.
book
or earn
What are
you waiting
for?

We will not be a faceless, online brokerage platform. Navisyo intends to redefine the world of travel by harnessing the power of human connections and real-life experiences. Users can expect:

- Minimal online service fees - 18% depending on the territory
- A straightforward 1% lifetime commission off the gross booking amount and all future ones awarded to our Ambassadors made by referred travelers - without qualifying criteria or quotas
- On-site verification by Navisyo's Onboarding Team - WE KNOW OUR BOAT OWNERS!
- Powerful go-to-market strategies for each individual territory – live events, workshops, coaching seminars, and webinars
- Territory-specific online community forums where travelers and boat owners will be able to share real-life experiences and offer recommendations to the Navisyo community

THE MARKET

A Trillion Dollar Market Opportunity

We feel that Navisyo clearly distinguishes itself from our competitors by approaching the marketplace with a genuine appeal to our sense of humanity and altruism. By engaging the masses and sharing company revenues with our open source community, each member is allowed to be part of an exciting and prosperous future.

Market size and potential


317
BILLION
Young travelers
spending
US$ 7
TRILLION
Annual tourism
revenue
524
BILLION
Online
bookings made
250
MILLION
Registered
boats

OUR TRACTION


Our achievements
Since Navisyo was incorporated on April 23, 2020, Navisyo has achieved many significant milestones.
And we are not done!

2020

March - IT Development begins

April - Navisyo sets up a LLC in the state of Florida

May - Company website is launched www.navisyogroup.com

June - Brand identity development

September - Market research on crowdfunding platforms is completed

November - Crowdfunding campaign begins on December 18, 2020

2021

January - 222% above the funding goal is achieved in just 3 weeks from 183 investors

February - Pilot test territory is identified (Balearic Islands of Spain)

April - Private beta release of the Marketplace (Desktop and mobile)

May - $ 500,000 is successfully raised through Wefunder with 744 investors

Recruitment and training of first onboarding team in Spain

June - Navisyo attends Palma International Boat Show

July - Onboarding Team in Mallorca, Spain begins meeting and inviting boat owners

August - Launching of the booking platform www.navisyo.com with 125+ offers

Travelers are now welcome to book and select their next holidays on the water from 125+ offers in the Balearic Islands of Spain

October - Crowdfunding campaign closes with $ 1,131,150 raised with more than 1,200+ investors from 50 countries

More than 250+ offers are now LIVE on the booking platform www.navisyo.com

November - Expanding to new regions within Spain and onboarding begins in Greece

Conversion of the company to a C Corporation in Delaware

December - Second round of funding with Wefunder begins – 1,000,000 shares become available to the public at $2.50 a share.

OUR AMAZING JOURNEY

Here at Navisyo, we consider each member as a part of family. See our video full of fun, adventure and memories that we have created together.


Navisyo's Amazing Journey | Cruising On The Water Made E...
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Our amazing journey
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REWARDS PROGRAM

Today with the explosion of social media, an average person has over 5,000 social network connections.

According to Nielsen, 65% of new business revenue is generated from referrals and 92% of consumers trust friends and family recommendations, over all other forms of advertisement.

Our Ambassador Rewards Program is the first of its kind within the online travel community. It is the 'real deal' - there is no financial commitment and no hidden qualifying criteria and/or quotas to be reached.


Dashboard
Refer a friend and Earn a passive income for LIFE!
24
$ 3,230.00
Unique referral program
1% referral commission lifetime
Absolutely everyone can sign up for free and receive own unique 'Referral link' to share the concept and encourage other Travelers to sign up for free, too.
'Referred travelers' who book via unique link will automatically receive a 'discount voucher' which will be deducted from their first online booking.

WHY INVEST

Turn the boat around and navigate towards a more sustainable future

To us, it is apparent that the world is changing at a dramatic pace and that traditional business approaches will soon become obsolete. That's why we feel the time has come to move towards the unprecedented travel and financial benefits that our innovative business model has to offer.

Navisyo ultimately strives to inspire and empower all boat owners and new world travelers to come together and help make the world of travel a safer and healthier place - all while changing the financial lives of a community and leaving behind a legacy we can all be proud of.

We cordially invite you to join us on this incredibly exciting journey in making our vision a reality by investing. See our successful investment history.


Our Wefunder successful campaign
January 2021
$150,000
October 2021
$1,131,150
December, 2020
$75,000
May 2021
$500,000

Downloads

Pitchdeck.pdf

Our Team.pdf